UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Caliper Life Sciences, Inc.

File No. 001-32976 - CF#24894

_____

Caliper Life Sciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 2.4 to a Form 10-K filed March 12, 2010, as modified by the same contract refiled with fewer redactions as Exhibit 2.2 to a Form 10-Q filed August 6, 2010.

Based on representations by Caliper Life Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.4 to Form 10-K filed March 12, 2010	through March 12, 2015
Exhibit 2.2 to Form 10-Q filed August 6, 2010	through March 12, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel